

February 9, 2012

Mr. Michael Klayko
Chief Executive Officer
Brocade Communications Systems, Inc.
130 Holger Way
San Jose, CA 95134

>   **Re: Brocade Communications Systems, Inc.**
>   **Form 10-K for the fiscal year ended October 29, 2011**
>   **Filed December 20, 2011**
>   **File No. 000-25601**

Dear Mr. Klayko:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income tax provision (benefit), page 47

1.   Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates

may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources

Fiscal Year 2010 Compared to Fiscal Year 2009, page 50

2.   We note your disclosure that your operating cash flow was impacted by a "decrease in accrued employee compensation." As this change of approximately $100 million was significant to your operating cash flow in 2010, please explain to us in greater detail the reason for the significant change in cash flows from employee compensation**.**

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

Reclassification, page 68

3.   We note your reclassification of system engineer costs from cost of revenues to sales and marketing expenses during fiscal year 2010. Your disclosure indicates that the system engineer costs have migrated over time, but that prior periods prior to 2010 have not been updated for the new cost classification. If the individuals in question played a dual role in your operations, please tell us why you have not allocated system engineer costs during the transition periods prior to 2010. We also note that you have provided pro forma gross margin and sales and marketing expenses for fiscal year ended October 31, 2009 in your MD&A. Please tell us how these pro forma amounts were determined and tell us why you have provided a pro forma presentation for fiscal year 2009 rather than presenting the reclassification in your financial statements. As part of your response, please tell us how you determined that this was a "reclassification" rather than an error. Refer to the authoritative guidance you relied upon.

Note 21. Guarantor and Non-Guarantor Subsidiaries, page 109

4.   Please tell us how you concluded that your subsidiary guarantors meet the requirements of Rule 3-10(f) of Regulation S-X. Also, tell us how you considered the disclosures required by Rule 3-10(i)(8) of Regulation S-X.

5.   Please explain to us how you are accounting for your Parent's investment in its subsidiaries as presented in the Parent Column on pages 110 and 111 and tell us how you

considered the guidance in Rule 3-10(i)(3) of Regulation S-X. In this regard, we note that the parent company should present its investments in all subsidiaries based upon the parent's proportionate share of the subsidiaries' net assets (e.g., similar to presenting them on the equity method). Similar concerns apply to your presentation in the statements of operations. In this regard, we would expect that you would present equity in income (loss) of your subsidiaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief